September 10, 2007	Amy Bowerman Freed
Partner
(212) 918 - 8270
abfreed@hhlaw.com
BY ELECTRONIC MAIL
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Flamel Technologies S.A. Form 20-F for Fiscal Year Ended December 31, 2006 SEC File No. 000-28508
Dear Mr. Rosenberg:
We have received your voice message of September 6, 2007 regarding the Flamel Technologies S.A. Form 20-F. We intend to file the amended certifications on Form 20-F/A as soon as possible, but in no event later than October 1.
Sincerely,
/s/ Amy Bowerman Freed
Amy Bowerman Freed
cc:     Vanessa Robertson